 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 2020

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]            No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ROYAL DUTCH SHELL PLC SECOND QUARTER 2020 PRESS RELEASE

The Hague July 30, 2020

“Shell has delivered resilient cash flow in a remarkably challenging environment. We continue to focus on safe and reliable operations and our decisive cash preservation measures will underpin the strengthening of our balance sheet.

Our high-quality integrated portfolio, disciplined execution and forward-looking strategy enable sustained competitive free cash flow generation.”

Royal Dutch Shell Chief Executive Officer, Ben van Beurden

DECISIVE ACTIONS AND STRONG PERFORMANCE DELIVER CASH

  Robust operational delivery across the portfolio. Very strong crude and oil products trading and optimisation results and resilient Marketing performance.
  On track to deliver cost reduction targets:
    Underlying opex reduced by $1.1 billion compared with Q1 2020; delivering reduction target of $3 - $4 billion.
    Cash capex reduced by $1.4 billion compared with Q1 2020; manage cash capex to $20 billion or lower in 2020.
  Impairments of $16.8 billion post-tax (6.1% of average capital employed), reflecting revised price and margin assumptions.

	$ billion	IFRS earnings[1]	Adjusted earnings	CFFO ex WC	Cash capex	Organic FCF
	Integrated Gas	(8.0)	0.4	2.9	0.7	1.9
	Upstream	(6.7)	(1.5)	0.5	1.9	(0.7)
	Oil Products	(3.0)	2.4	2.4	0.6	(1.0)
	Refining & Trading	(3.9)	1.5
	Marketing	0.9	0.9
	Chemicals	0.2	0.2	0.3	0.4	0.4
	Corporate	(0.8)	(0.8)	0.4	—	(0.8)
	Non-controlling interest	—	—
RDS	Q2 2020	(18.1)	0.6	6.5	3.6	(0.3)
	Q2 2019	3.0	3.5	10.5	5.3	6.2

1 Income/(loss) attributable to shareholders. See reconciliation of Alternative performance (non-GAAP) measures on www.shell.com/investor

	Q2 2020	Q1 2020	Q2 2019
ROACE	5.3%	6.1%	8.2%
  Gearing increase includes 2.8% impact from impairments and pension remeasurement.
  Net debt increase includes additional leases of $0.8 billion.
  Gearing and Net debt impacted by negative working capital movements of $4.0 billion.

Dividends	$1.2 billion	$3.5 billion	$3.8 billion
Gearing	32.7%	28.9%	27.6%
Net debt	$77.8 billion	$74.4 billion	$74.9 billion

Q2 2020 FINANCIAL PERFORMANCE DRIVERS

INTEGRATED GAS AND NEW ENERGIES

  COVID-19 pandemic-related demand decline led to lower LNG and gas-to-liquids revenues, mostly due to lower realised prices.
  LNG trading and optimisation results marginally below average.
  Additional well write-offs and deferred tax charges had a negative impact of $0.6 billion on Adjusted earnings, but no cash impact.

 OUTLOOK FOR Q3 2020

Production: 820 - 880 thousand boe/d. Liquefaction: 7.6 - 8.2 million tonnes. Due to price lag in oil-linked LNG term contracts, the impact of low oil prices is expected to become more significant in the third quarter.

UPSTREAM

  Weak macroeconomic environment driving lower Upstream Adjusted earnings.
  Despite strong Upstream operational performance, production 7% lower compared with Q2 2019 due to divestments and OPEC+ curtailments.
  Upstream sales volumes up due to timing of liftings mainly in Brazil.

OUTLOOK FOR Q3 2020 Production: 2,100 - 2,400 thousand boe/d. Outlook reflects expected OPEC+ and economic curtailments for entire quarter.

OIL PRODUCTS

  Earnings underpinned by very strong crude and oil products trading and optimisation as well as lower opex spend.
  Lower Oil Products and Marketing sales volumes when compared with Q2 2019 due to weak macro and COVID-19, some recovery in June.
  Oil Products sales volumes ~39% lower. Largest declines in Aviation, Retail and Refining & Trading.

OUTLOOK FOR Q3 2020 Sales volumes: 4,000 - 5,000 thousand b/d. Refinery utilisation: 68% - 76%.

CHEMICALS

  Chemicals downcycle conditions compounded by COVID-19 driving overall lower volumes and margins.
  Most end market segments negatively impacted but increased demand primarily in cleaning and disinfectant products.
  Lower operating expenses compared with Q2 2019 due to structural improvements and maintenance scheduling.

OUTLOOK FOR Q3 2020 Sales volumes: 3,600 - 3,900 thousand tonnes. Manufacturing plant utilisation: 78% - 88%.

CORPORATE

  Gearing increased in Q2 by 3.8%. Impairments represent 2.1% and pension remeasurement 0.7%.
  Net debt increased in Q2 by $3.4 billion to $77.8 billion.
  Long-term debt issuance in Q2 of $9.1 billion equivalent. Shell also signed a new $12 billion revolving credit facility in April 2020.

OUTLOOK FOR 2020 Adjusted earnings: net expense of $3,200 - $3,500 million for the full year 2020. This excludes the impact of currency exchange rate effects.

Q2 2020 PORTFOLIO DEVELOPMENTS

  Nigeria: all conditions met for Final Investment Decision (FID) and contracts awarded on a new LNG processing unit, known as Train 7, at Nigeria LNG (Shell interest 25.6%), which will add 8 million tonnes per annum (mtpa) of capacity to the Bonny Island facility.
  USA: agreement to sell Appalachia shale gas position for $541 million, with an effective date of January 1, 2020 and expected to complete in Q3 2020.
  Impairments: $16.8 billion ($22.3 billion pre-tax), of which Integrated Gas $8.2 billion ($11.2 billion pre-tax), mainly relating to the QGC Integrated Gas project in Australia and Prelude floating LNG in Australia; Upstream $4.7 billion ($6.3 billion pre-tax), mainly relating to unconventional assets in North America, offshore assets in Brazil and Europe, a project in Nigeria (OPL245), and an asset in the US Gulf of Mexico; Oil Products $4.0 billion ($4.9 billion pre-tax), mainly relating to refineries in Europe and North America; and Corporate $5 million ($9 million pre-tax).

UPCOMING EVENTS
Third quarter 2020 results and dividends are scheduled to be announced on October 29, 2020. Fourth quarter 2020 and full year results and dividends are scheduled to be announced on February 4, 2021.	Shell Strategy Day is scheduled to take place on February 11, 2021.

USEFUL LINKS

Unaudited Results Q2 2020 (https://www.shell.com/investors/financial-reporting/quarterly-results/2020/q2-2020.html)

Second quarter 2020 dividend announcement (https://www.shell.com/investors/dividend-information/historical-dividend-payments/second-quarter-2020-interim-dividend.html)

Webcast registration (https://webcast.merchantcantoscdn.com/webcaster/dyn/4000/7464/7468/122557/Lobby/default.htm)

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

This announcement includes certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS, including Adjusted earnings,     CFFO excluding working capital movements, Cash capital expenditure, Organic free cash flow, Return on average capital employed, Underlying operating expenses, Gearing and Net debt. This information, along with comparable GAAP measures, is useful to investors because it provides a basis for measuring Royal Dutch Shell plc’s operating performance and ability to retire debt and invest in new business opportunities. Royal Dutch Shell plc’s management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating the business performance.

Alternative performance (non–GAAP) measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. This announcement does not replace (and should be read in conjunction with) Royal Dutch Shell plc’s quarterly unaudited financial statements and wherever appropriate and practical, reconciliations to relevant GAAP measures are provided in the quarterly unaudited results at www.shell.com/investors.

CAUTIONARY STATEMENT

All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production.

The numbers presented throughout this announcement may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which

Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This announcement contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2019 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, July 30, 2020. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This announcement contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

The financial information presented in this announcement does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2019 were published in Shell’s Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales, and in Shell's Form 20-F. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.

The information in this announcement does not constitute the unaudited interim consolidated financial statements which are contained in Shell’s second quarter 2020 and half year unaudited results available on www.shell.com/investors.

CONTACTS

  Media: International +44 (0) 207 934 5550; USA +1 832 337 435

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: July 30, 2020	/s/ Linda Coulter
Linda Coulter
Company Secretary